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                             February 8, 2021

       Arnaud Pieton
       Chief Executive Officer
       Technip Energies B.V.
       6 All  e de l   Arche, Faubourg de l   Arche, ZAC Danton
       92400 Courbevoie, France

                                                        Re: Technip Energies
B.V.
                                                            Amdenment No. 1 to
Registration Statement on Form F-1
                                                            Filed February 4,
2021
                                                            File No. 333-252215

       Dear Mr. Pieton:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2021 letter.

       Registration Statement on Form F-1 as amended on February 4, 2021

       Summary Financial Data, page 10

   1. Please revise to disclose pro forma earnings per share for the fiscal year ended December
                                                        31, 2019 and for the
six months ended June 30, 2020. Your selected combined financial data on page 59 should
be similarly revised.
 Arnaud Pieton
FirstName LastNameArnaud Pieton
Technip Energies B.V.
Comapany8,NameTechnip
February   2021       Energies B.V.
February
Page 2 8, 2021 Page 2
FirstName LastName
       You may contact Stephen Kim at 202-551-3291 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services